Filed by Zurn Water Solutions Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Zurn Water Solutions Corporation
Commission File No.: 001-35475

Zurn Water Solutions Associate FAQs

Why are we combining with Elkay Manufacturing Company?

This transaction is transformational for our business. By combining with the Elkay brand, it positions us as an even stronger pure-play water company especially because the drinking water sector is high-growth and increasingly essential. The combination puts us well on our way to doubling the size of the business while enhancing our competitive advantage within specified water solutions.

Elkay is viewed as the gold standard in providing clean drinking water within institutional and commercial buildings. Together, we can provide customers with an even more comprehensive package of innovative, specified water solutions that provide water safety, water quality and water conservation to critical verticals like education and healthcare. It also provides even more capability for customers to advance their sustainability initiatives while reducing their overall initial and operating costs.

What are the terms of the transaction?

Upon completion of the transaction, Zurn Water Solutions shareholders will own approximately 71% and Elkay shareholders will own approximately 29% of the combined company.

When will the transaction be final?

This transaction is expected to close in the third quarter of 2022 and is subject to regulatory and Zurn Water Solutions shareholder approval and other customary closing conditions.

Who will lead the Zurn Elkay Water Solutions combined entity?

•	Todd Adams will remain Chairman and Chief Executive Officer

•	Craig Wehr will remain President of Zurn Water Solutions

•	Ted Hamilton will remain President of Elkay Plumbing

The combined entity will be led by the Zurn Water Solutions Board of Directors with the addition of two new directors who currently serve on the Elkay Board of Directors.

Will the Zurn Water Solutions Stock Ticker Change?

Upon closing, the combined company will continue to trade under the ticker NYSE: ZWS

What will happen to the Zurn Water Solutions Corporation name and the Zurn brand?

Upon close, the combined entity will be known as Zurn Elkay Water Solutions and be headquartered in Milwaukee, Wisconsin. The combination does not affect the Zurn brand.

Zurn Water Solutions   |   511 W. Freshwater Way   |   Milwaukee, WI 53204

Is the company I work for changing?

No. With the exception of the company name changing to Zurn Elkay Water Solutions, the company you work for remains the same.

Where will the combined entity be headquartered?

The company headquarters will remain in Milwaukee with a commitment to maintain a presence in the Chicago area where Elkay is headquartered.

Who is Elkay?

Elkay Manufacturing is a 100-year-old premier drinking water and sinks company headquartered in Downers Grove, Illinois with approximately 1,800 employees. The iconic Elkay brand is the undisputed category leader in drinking water. They share deeply rooted midwestern values with Zurn and they have a strong sustainability focus – their products have prevented 46 billion single-use plastic bottles from entering landfills.

Does Elkay share Zurn Water Solutions’ values?

Zurn Water Solutions and Elkay have deeply aligned midwestern core values. Both organizations are focused on serving customers; Diversity, Equity & Inclusion; commitment to water and environmental stewardship; and commitments to the communities where employees live and work.

We believe these shared values will help facilitate a smooth integration and fuel our future growth.

How and when do I talk about this with customers, reps and distributors?

Customers, reps and distributors will be interested to learn about the transaction and will be contacted by a Zurn leader.

It is very important to note that until the deal closes, both companies will continue to operate independently with no joint customer collaboration. It is strictly business as normal.

There are no changes to our contract terms or commercial agreements as a result of this announcement.

You should not be having conversations related to the transaction unless authorized by senior management to do so. Please direct inquiries about the transaction to these individuals:

•	Customer/Rep Inquiries: Sean Martin

•	Media or Government-Related Inquiries: Angela Hersil

•	Investor Inquiries: David Pauli

Zurn Water Solutions   |   511 W. Freshwater Way   |   Milwaukee, WI 53204

What does this mean for associates?

We expect that this exciting transaction will provide significant opportunities for growth and development for associates of both companies.

It is important to note that this announcement is just the first step in the process, and we will continue to operate as independent companies until the transaction closes, which is expected in the third quarter of 2022.

Does this change who I report to?

No. Your reporting structure is not impacted by today’s announcement.

Until the transaction closes, both Zurn Water Solutions and Elkay Manufacturing will continue to operate independently as we do today.

Does this have any impact on the open positions that we are currently hiring for?

No. Hiring decisions will continue to follow our normal approval process.

What should we be focused on while we wait for the transaction to close?

Until the transaction closes, which is expected in Q3 2022, both Zurn Water Solutions and Elkay will continue to operate independently as we do today.

During this period, it is critical that everyone stay focused on continuing to deliver results and serve customers with same great products and services as we always do.

I own Zurn Water Solutions stock. Will this transaction have any impact on my shares?

There will be no changes to your current stock or equity ownership.

What happens between now and closing?

Today’s announcement is just the first step in the process.

The transaction must receive customary regulatory and shareholder approvals, which takes some time to complete. Until the transaction closes, which is expected in Q3 2022, both Zurn and Elkay will continue to operate independently as we do today.

During this period, it is critical that everyone stay focused on continuing to deliver results and serve customers with same great products and services as we always do.

I know my counterpart at Elkay. Should I reach out to collaborate?

No. Until the transaction closes, which is expected in the third quarter of 2022, Zurn Water Solutions and Elkay Manufacturing remain separate companies and will continue to operate independently as we do today.

Zurn Water Solutions   |   511 W. Freshwater Way   |   Milwaukee, WI 53204

What does this mean for our facilities?

At this time, there are no changes as a result of this announcement. As with any combination of this nature, there will be areas where changes may be required as we integrate our organizations. It’s too early to speculate on specifics. We still have a lot of work ahead of us to complete this process, and we will continue to communicate as the process unfolds.

What if my counterpart at Elkay reaches out to me and asks for data? Is it ok to share?

No, do not share data unless asked to do so by the Zurn Water Solutions deal team. We continue to operate as two separate companies until close.

What should I do if I am contacted by the media?

There is likely to be interest in this transaction from outside parties.

Per our company policy, please refer any calls from the media to Angela Hersil via our corporate communications media hotline and email:

Email: Corporate.Communications@Zurn.com

Zurn Media Hotline:
+1-414-643-2999
+1-855-480-5050 (toll-free within the U.S.)

Forward-Looking Statements

This communication contains certain “forward-looking statements” including statements regarding the anticipated timing and benefits of the combination of Zurn and Elkay (the “Transaction”). These forward-looking statements are based on our current expectations and beliefs, but there can be no assurance that these will be as anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These factors include, among others: the inability to complete the Transaction, including due to the failure to receive required Zurn shareholder approvals or the failure of other closing conditions; the inability to recognize the anticipated benefits of the proposed Transaction, including the forecasted cost synergies; and costs related to the proposed Transaction. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

In connection with the Transaction, we intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement/prospectus relating to the Transaction. SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. A definitive proxy statement will be sent to stockholders of Zurn seeking approval of the Transaction. The documents relating to the Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge by contacting us at 855-480-5050.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder. Zurn, Elkay and their respective directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from Zurn’s stockholders in connection with the Transaction. Information regarding the names and interests in the proposed transaction of Zurn’s directors and officers is contained Zurn’s filings with the SEC. Additional information regarding the interests of potential participants in the solicitation process will also be included in the proxy statement/prospectus relating to the Transaction and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Zurn Water Solutions   |   511 W. Freshwater Way   |   Milwaukee, WI 53204